

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 14, 2009

Keith L. Merrell
Chief Financial Officer and Treasurer
GeNOsys, Inc.
280 W. Riverpark Drive
Provo, UT 84604

> **Re:** **GeNOsys, Inc.**
> **Form 10-K for Fiscal Year Ended November 30, 2008**
> **Form 10-K/A Filed on April 13, 2009**
> **File No. 0-49817**

Dear Mr. Merrell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief